NO ACT PE 1/4/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025498

Received SEC
FEB 0 2 2012
Washington, DC 20549

February 2, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-12

Andrew D. Hendry
Colgate-Palmolive Company
andrew_hendry@colpal.com

Re: Colgate-Palmolive Company
Incoming letter dated January 4, 2012

Dear Mr. Hendry:

This is in response to your letter dated January 4, 2012 concerning the shareholder proposal submitted to Colgate-Palmolive by John Chevedden. We also have received a letter from the proponent dated January 4, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 2, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Colgate-Palmolive Company
Incoming letter dated January 4, 2012

The proposal requests that the board adopt a policy that, whenever possible, the chairman shall be an independent director, by the standard of the New York Stock Exchange, who has not previously served as an executive officer of Colgate-Palmolive.

We are unable to concur in your view that Colgate-Palmolive may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are unable to concur in your view that Colgate-Palmolive may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Colgate-Palmolive may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 4, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Colgate-Palmolive Company (CL)
Independent board Chairman
John Chevedden

Ladies and Gentlemen:

This responds to the January 4, 2012 company request to avoid this established rule 14a-8 proposal topic.

The company fails to give a rule to support how part of a proposal can be called the resolved statement and how part of a proposal can be called the supporting statement.

According to The Corporate Library the company does not have a Lead Director. If the company indeed has a Lead Director, the company does not explain why its so-called Lead Director has a lesser title.

The company provided details on a director's failed attendance and apparently insists that failed attendance must be referred to euphemistically.

The text on the status of corporate governance at the company is relevant. It is the exact corresponding type of information that companies have been using for decades in their opposition to rule 14a-8 proposals in annual meeting proxy statements – that current governance factors are so good or so improved that no further improvement is needed. And the company does not volunteer to refrain from praising its over-all governance in opposition statements to rule 14a-8 proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Andrew Hendry <Andrew_Hendry@colpal.com>

[CL: Rule 14a-8 Proposal, November 8, 2011]

3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. Transition to an independent chairman is particularly important at our company because we did not even have a Lead Director.

An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of our Board. This proposal topic won 50%-plus support at four companies in 2011.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay – $15 million for our CEO Ian Cook. Mr. Cook received 355,000 stock options valued at $3.9 million in 2010 while also realizing nearly $5.3 million on the exercise of 176,000 options.

Our company had not implemented clawback provisions to recoup unearned executive incentive pay awards. A significant portion of long-term equity given to our Named Executive Officers consisted of stock options that simply vested after time.

Equity awards should have performance-vesting features in order to assure full alignment with shareholder interests. Market-priced stock options can give our executives rewards due to a rising market alone, regardless of executive performance. These facts suggested that executive pay practices were not aligned with shareholder interest.

Directors with 15 to 23 years tenure held four seats on our key board committees: Richard Kogan and Ellen Hancock. As tenure increases director independence declines. This included Mr. Kogan's chairmanship of our Executive Pay Committee.

Our newest directors, Helene Gayle and Joseph Jimenez, did not serve on any other significant boards. However Mr. Jimenez had failed attendance at a board that he retired from, Blue Nile (NILE).

On the other hand, an independent Chairman policy can further enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

COLGATE-PALMOLIVE *COMPANY*
A Delaware Corporation

Andrew D. Hendry
Chief Legal Officer and Secretary

300 Park Avenue
New York, NY 10022-7499
Telephone 212-310-2239
Fax 212-310-3754
andrew_hendry@colpal.com

Rule 14a-8(i)(3)

January 4, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Colgate-Palmolive Company – Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am the Chief Legal Officer and Secretary of Colgate-Palmolive Company (the "Company"). On behalf of the Company, I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2012 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent"). I also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2012 proxy materials in reliance on Rule 14a-8(i)(3). If the staff does not agree that the Company may omit the Proposal in its entirety in reliance on Rule 14a-8(i)(3), I request that the staff require the Proponent to revise the Proposal's supporting statement to remove the language discussed below in reliance on Rule 14a-8(i)(3).

A copy of the Proposal, together with related correspondence received from the Proponent, is attached as Exhibit 1.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are simultaneously being sent to the Proponent.

The Company currently intends to file definitive copies of its proxy materials with the Commission on or about March 28, 2012.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings."

The Proposal's supporting statement also states:

"To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen."

BASIS FOR EXCLUSION

The Company believes that the Proposal is excludable from its proxy materials under Rule 14a-8(i)(3), which permits the exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials.

The staff has stated that a company may exclude a proposal in its entirety, or statements contained in a proposal, under Rule 14a-8(i)(3) when "the company demonstrates objectively that a factual statement is materially false or misleading," when "statements directly or indirectly impugn character, integrity or personal reputation..." or when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal..." *Staff Legal Bulletin No. 14B* (September 15, 2004) ("SLB No. 14B"). The Proposal and its supporting statement run afoul of each of these bases for exclusion under Rule 14a-8(i)(3).

While the Company is aware of the staff's practice of permitting shareholders to make revisions to proposals where the revisions are minor in nature, this practice was adopted to "deal with proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *SLB No. 14B.* As the staff further noted in SLB No. 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB

No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." See also *Staff Legal Bulletin No. 14* (July 13, 2001).

As evidenced by the large number of materially misleading, impugning and irrelevant portions of the supporting statement discussed below, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3).

I. The Proposal Contains Materially False and Misleading Statements.

A. As noted above, the Proposal's supporting statement provides that "[t]o foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen." The resolution shareholders are being asked to approve, however, provides no such flexibility. The Proposal's resolution simply requests a policy that, "whenever possible," the board chairman be someone who has not previously served as an executive officer of the company. The only exception to the Proposal's "whenever possible" standard referenced in the resolution is where implementation of the Proposal would violate contractual obligations in effect when the resolution is adopted. Because there are no contractual obligations currently in effect that require that Mr. Cook, the Company's current Chief Executive Officer, also be the Chairman of the Board of Directors, there is nothing in the policy requested by the Proposal that would provide flexibility for Mr. Cook to remain as the Chairman of the Board of Directors until the Company's next Chief Executive Officer is appointed.

There simply is nothing in the Proposal's resolution that ties the implementation of the policy it requests to when the Company's next Chief Executive Officer is appointed, in contrast to what the supporting statement states. Thus, the supporting statement misleadingly indicates a degree of flexibility for implementation of the Proposal's resolution that is absent from the resolution shareholders are being asked to approve. As a result, shareholders voting on the Proposal will be lured into believing that the Proposal provides substantially more flexibility than it actually does and that it will not affect the current Board leadership (which it will). Moreover, if the Company's Board were to seek to implement the Proposal, the Board would not know whether the Company's shareholders intended for the policy to apply immediately, as indicated by the Proposal, or in the future, as indicated by the Proposal's supporting statement. The staff has consistently permitted exclusion of proposals in circumstances such as this, where the actions taken by the company in implementing the proposal "could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). For example, in *General Motors Corp.* (April 2, 2008) a proposal seeking adjustments to executive pensions based on a formula that referred to "the six year period immediately preceding commencement of GM's restructuring initiatives" was excludable where the company had undertaken several restructuring initiatives. In that case, shareholders would not know what six-year period was contemplated by the proposal, nor would the company know what shareholders intended when implementing the proposal.

B. The Proposal's supporting statement also states that "[t]ransition to an independent chairman is particularly important at our company because we did not even have a Lead Director." This statement implies that an independent Chairman is needed on the Company's Board because there is no "lead director." This assertion is materially misleading, because, since 2003, the Company has had a "lead director" whose title is Presiding Director. While there is no established definition for the term "lead director," and the Proponent does not provide one, the term generally is used interchangeably with the term "presiding director."[1] Both terms are generally understood to refer to an independent director appointed by the board to serve in a leadership role, customarily when the position of chairman is held by a non-independent director or a management director.[2]

The Company's Presiding Director is elected by the Company's Board of Directors and is responsible for:

- presiding at meetings of the Board at which the Chairman is absent,
- establishing the agenda for executive sessions in consultation with the other directors,
- reviewing proposed Board meeting agendas,
- serving as a liaison between the Board's independent directors and the Chairman, President and CEO,
- reviewing, at his or her discretion, the information to be sent to the Board,
- reviewing meeting agendas to help ensure there is sufficient time for discussion of all agenda items,
- calling meetings of the independent directors as appropriate, and

1 See, e.g., CORPORATE DIRECTOR'S GUIDEBOOK, 66 Bus. Law. 975, 1005 (August 2011) ("Where the CEO or another non-independent director serves as board chair, the independent directors often formally designate an independent director to act as presiding or lead director..."). See, also, 2011 SPENCER STUART BOARD INDEX, 24 (available at: http://content.spencerstuart.com/sswebsite/pdf/lib/SSBI_2011_final.pdf).

2 See CORPORATE DIRECTOR'S GUIDEBOOK at 1005. ("The presiding or lead director often works with the CEO to prepare the board agenda and determine the types of information to be distributed to the board and its committees, presides at executive sessions of the non-management and independent directors, and serves as the board's liaison to the CEO between meetings.")

- being available (as deemed appropriate by the Board) for consultation and communication with shareholders.[3]

These duties are similar to those required of a "lead director" at other public companies.[4]

The Company's Presiding Director is responsible for all of the duties that ordinarily are given to a "lead director" at other companies. The fact that the Company does not call its Presiding Director a "lead director" does not have any bearing on the substance of the role. The Proponent's assertion that the Company does not have a "Lead Director" may cause shareholders to believe incorrectly that the Company has no independent leadership role on its Board.

II. The Proposal Contains Statements That Directly Impugn Character, Integrity or Personal Reputation.

The Proposal's supporting statement states that one of the Company's directors, Mr. Jimenez, "had failed attendance at a board that he retired from, Blue Nile (NILE)." The Proponent does not provide any explanation or justification for this conclusion.

A. The statement that Mr. Jimenez had "failed attendance" at Blue Nile is grossly misleading. Mr. Jimenez attended 75% or more of the meetings of Blue Nile's board and of the

---

3 The duties of the Company's Presiding Director are outlined in the Company's Board Guidelines on Significant Corporate Governance Issues, available at: http://www.colgate.com/app/Colgate/US/Corp/Governance/BoardofDirectors/GovernanceGuidelines.cvsp.

4 See, e.g., The Boeing Company Definitive Proxy Statement filed March 18, 2011 (duties of the lead director include (i) presiding over executive sessions of the nonemployee directors, (ii) advising the Chairman, in consultation with the other nonemployee directors, as to Board schedules and agendas, (iii) being available to consult with shareholders, and (iv) calling meetings of the nonemployee directors when appropriate); General Dynamics Corporation Definitive Proxy Statement filed (duties of lead director include (i) acting as chair at meetings when the chairman is not present, (ii) calling meetings of the non-management directors, (iii) coordinating activities of the non-management directors and serving as a liaison between the chairman and the non-management directors, (iv) working with the chairman to develop and agree to meeting schedules and agendas, and agreeing to the nature of the information provided to directors, and (v) being available for consultation with significant shareholders, when appropriate.)

committee(s) on which he served between 2004 and 2006,[5] and again in 2008. In addition, Blue Nile reported that Mr. Jimenez attended 68% of the board and committee meetings in 2007.

The Proponent's statement directly impugns Mr. Jimenez's character, integrity and personal reputation by claiming that he failed to attend a sufficient number of meetings of the Blue Nile Board to be considered to have "failed attendance." The Proponent's use of the word "failed' implies that Mr. Jimenez failed to satisfy his duties as a director of Blue Nile. Statements implying that a director has violated or may choose to violate his or her fiduciary duties have been deemed to impugn character, integrity and personal reputation and have been permitted to be excluded under Rule 14a-8(i)(3). See *Swiss Helvetia Fund, Inc.* (proposal requesting that directors "try not to violate their fiduciary duty to the stockholders" excludable as false and misleading for impugning character, integrity and personal reputation). In addition, the Proponent's pejorative characterization of what in fact was simply a small number of missed meetings represents an unwarranted inflammatory attack upon Mr. Jimenez's character, integrity and personal reputation.

B. Moreover, the supporting statement improperly implies that Mr. Jimenez's attendance at meetings of the Company's Board has not been satisfactory. In fact, to date Mr. Jimenez has attended 23 of 27 meetings of the Board and committees of which he is a member since his election.

III. Substantial Portions of the Proposal's Supporting Statement Are Irrelevant to Consideration of the Proposal.

The Proposal's supporting statement also includes the following paragraphs:

> "The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay - $15 Million for our CEO Ian Cook. Mr. Cook received 355,000 stock options valued at $3.9 million in 2010 while also realizing nearly $5.3 million on the exercise of 176,000 options.
>
> "Our Company had not implemented clawback provisions to recoup unearned executive incentive pay awards. A significant portion of long-term equity given

---

5 Blue Nile completed its initial public offering in May 2004. As a result, prior to 2005, Blue Nile did not file proxy statements with the Commission and did not otherwise disclose the attendance of its directors at board meetings.

> to our Named Executive Officers consisted of stock options that simply vested after time.
>
> "Equity awards should have performance-vesting features in order to assure full alignment with shareholder interests. Market-priced stock options can give our executives rewards due to a rising market alone, regardless of executive performance. These facts suggest that executive pay practices were not aligned with shareholder interest."

These portions of the supporting statement concern executive compensation matters and have no bearing on the Proposal, which seeks a policy concerning having an independent board chair. The inclusion of these irrelevant statements will only serve to confuse shareholders as to the objective of the Proposal.

The staff has in the past permitted exclusion of significant portions of a supporting statement that have no bearing on the proposal's subject matter. For example, in *Boise Cascade Corporation* (January 23, 2001), the proponent submitted a proposal requesting that two separate people hold the positions of Chairman of the Board and Chief Executive Officer. The staff permitted the company to exclude significant portions of the proposal's supporting statement that dealt with "irrelevant issues and misleading allegations" that would incite shareholders rather than "educating them on the advantages or disadvantages of a separate Chair and CEO."

The Proponent attempts to tie the compensation concerns quoted above to the Proposal by stating that the "merit of this [proposal] should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status...." However, the Proponent's logic, if accepted, would permit the supporting statement to serve as the basis for expressing displeasure on any topic about which the proponent has a grievance, on the theory that a "better-governed" board of directors would prevent the objected-to conduct from occurring. This practice runs afoul of both the spirit and letter of the Commission's proxy rules.

Moreover, the policy requested by the Proposal relates only to the independence of the Chairman of the Company's Board, whereas the compensation issues raised by the Proponent fall within the purview of the Board's Personnel and Organization Committee (the "P&O Committee"). The P&O Committee is comprised entirely of directors who are independent (under the listing standards of the New York Stock Exchange and the Company's more strict independence standards). Accordingly, the independence of the Board's Chairman has no identifiable impact on the executive compensation decisions of the P&O Committee.

In addition, in the 2012 proxy materials, the Company will include a "say on pay" proposal, which seeks a shareholder vote on an advisory resolution to approve executive compensation. The supporting statement's extensive focus on executive compensation matters will create confusion among shareholders who are being asked to express their views on that topic in a different proposal. The Proposal asks shareholders to vote on a matter that is entirely distinct from executive compensation, despite what the Proposal's supporting statement would lead shareholders to believe.

CONCLUSION

For the reasons set forth above, the Company believes the Proposal contains so many statements that violate Rule 14a-9 that the entire Proposal may be excluded under Rule 14a-8(i)(3) and the Company requests the staff's concurrence in its view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal. If the staff does not concur with the Company's view that the Proposal may be excluded, at a minimum, the Company requests confirmation that it may exclude the statements referenced above under Rule 14a-8(i)(3).

In accordance with *Staff Legal Bulletin No. 14F* (October 18, 2011), please send your response to this letter to me by e-mail at andrew_hendry@colpal.com. Should the staff have any questions in the meantime, please feel free to call me at (212) 310-2239.

Sincerely,

Andrew D. Hendry

cc: Alan L. Dye
Hogan Lovells

C. Alex Bahn
Hogan Lovells

John Chevedden

Enclosures

Exhibit 1

Copy of the Proposal and Correspondence

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ian M. Cook
Chairman
Colgate-Palmolive Company (CL)
300 Park Ave
New York NY 10022

Dear Mr. Cook,

I purchased stock in our company because I believed our company had unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — November 8, 2011
John Chevedden — Date

cc: Andrew D. Hendry <Andrew_Hendry@colpal.com>
Corporate Secretary
PH: 212-310-2000
Thomas Yust <Thomas_Yust@colpal.com>
T: 212-310-2370
F: 212-310-2374
F: 212-310-3737

[CL: Rule 14a-8 Proposal, November 8, 2011]
3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. Transition to an independent chairman is particularly important at our company because we did not even have a Lead Director.

An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of our Board. This proposal topic won 50%-plus support at four companies in 2011.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay – $15 million for our CEO Ian Cook. Mr. Cook received 355,000 stock options valued at $3.9 million in 2010 while also realizing nearly $5.3 million on the exercise of 176,000 options.

Our company had not implemented clawback provisions to recoup unearned executive incentive pay awards. A significant portion of long-term equity given to our Named Executive Officers consisted of stock options that simply vested after time.

Equity awards should have performance-vesting features in order to assure full alignment with shareholder interests. Market-priced stock options can give our executives rewards due to a rising market alone, regardless of executive performance. These facts suggested that executive pay practices were not aligned with shareholder interest.

Directors with 15 to 23 years tenure held four seats on our key board committees: Richard Kogan and Ellen Hancock. As tenure increases director independence declines. This included Mr. Kogan's chairmanship of our Executive Pay Committee.

Our newest directors, Helene Gayle and Joseph Jimenez, did not serve on any other significant boards. However Mr. Jimenez had failed attendance at a board that he retired from, Blue Nile (NILE).

On the other hand, an independent Chairman policy can further enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

November 8, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

This letter is provided at the request of Mr. John R. Chevedden, a client of Ram Trust Services.

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 225 shares of Altera Corp. (ALTR common stock – CUSIP: 021441100), 50 shares of Colgate-Palmolive Co. (CL common stock – CUSIP: 194162103), 85 shares of Cummins Inc. (CMI common stock– CUSIP:231021106), 100 shares of Dominion Resources Inc. (D common stock – CUSIP: 25746U109), and 50 shares of Dun & Bradstreet Corp. (DNB – common stock –CUSIP: 26483E100) since at least November 25, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,

Cynthia C. O'Rourke

Cynthia O'Rourke
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

COLGATE-PALMOLIVE COMPANY
A Delaware Corporation

Nina Huffman
Associate General Counsel - Corporate

300 Park Avenue
New York, NY 10022
Telephone 212-310-2906
Fax 212-310-3737
nina_huffman@colpal.com

November 18, 2011

Via Email and UPS

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We are in receipt of your letter dated November 8, 2011, to which you attached a shareholder proposal as well as a letter from Ram Trust Services. Your correspondence was received in our offices on November 8, 2011.

As you know, Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. Because you are not a record holder of Colgate-Palmolive common stock, you may substantiate your ownership in either of two ways:

1. you may provide a written statement from the record holder of the shares of Colgate-Palmolive common stock beneficially owned by you, verifying that, on November 8, 2011, when you submitted the Proposal, you had continuously held, for at least one year, the requisite number or value of shares of Colgate-Palmolive common stock; or

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting your ownership of the requisite number or value of shares of Colgate-Palmolive common stock as of or before the date on which the one-year eligibility period began, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

As you may know, the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission recently provided guidance to assist companies and investors with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin No. 14F (CF) (October 19, 2011), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on the Company's stock records as the owner of the securities or a DTC participant.

We have reviewed the letter you provided from Ram Trust Services and have concluded that the letter does not provide adequate proof of your ownership of Colgate-Palmolive common stock for purposes of Rule 14a-8(b). Ram Trust Services is not a holder of record of Colgate-Palmolive common stock, nor is it listed as a DTC participant. Accordingly, Ram Trust Services is not a "record holder" for purposes of verifying your ownership of Colgate-Palmolive common stock under Rule 14a-8(b).

To correct this deficiency, please provide a written statement from a record owner through which your shares are held, verifying that on November 8, 2011, you had continuously held at least $2,000 in market value, or 1%, of Colgate-Palmolive common stock for at least one year. Pursuant to Rule 14a-8(f), you must correct this deficiency with a response that is postmarked, or transmitted electronically, no later than 14 calendar days after you receive this notice.

In accordance with SEC Staff Legal Bulletin Nos. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference.

Please do not hesitate to call me at (212) 310-2906 if you have any questions.

Sincerely,

Nina R. Huffman

Enclosures

Recycled Paper

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and

the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Northern Trust

November 21, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Colgate-Palmolive Co. (Shareholder Resolution) CUSIP # 194162103

Account *** FISMA & OMB Memorandum M-07-16 *** Ram Trust Services

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Ram Trust Services. As of November 8, 2011, Ram Trust Services held 3,369 shares of Colgate-Palmolive Co. Company CUSIP # 194162103

The above account has continuously held at least 50 shares of CL common stock since at least November 25, 2009.

Sincerely,

Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services